UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-1485933

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Unit 1217-1218, 12F of Tower B, Gemdale Plaza,

No. 91 Jianguo Road, Chaoyang District, Beijing,

People’s Republic of China 100022

Tel: (86) 10 85712518

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value US$0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Trunkbow International Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 24, 2014	By: /s/ Wanchun Hou
Name: Wanchun Hou
Title: Chairman of the Board of Directors